September 11, 2024

Jonathan Shar
Chief Executive Officer
Barnes & Noble Education, Inc.
120 Mountain View Blvd.
Basking Ridge, NJ 07920

       Re: Barnes & Noble Education, Inc.
           Registration Statement on Form S-3
           Filed September 3, 2024
           File No. 333-281930
Dear Jonathan Shar:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cara Wirth at 202-551-7127 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   Christina F. Pearson